CLARON VENTURES, INC.
                                 #2-630 2nd Ave.
                                S7k-2c8 Saskatoon
                              Saskatchewan, Canada
                                 (306)-374-1753

                                  May 31, 2006


Donald C. Hunt                                        VIA EDGAR AND VIA FAX AT
Division of Corporate Finance                             (202) 772-9218
United States Securities and Exchange Commission
Mail Stop 6010
100 F. Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3647

Re:     Claron Ventures, Inc.
        Registration  Statement  on  Form  SB-2
        File  No.  333-129664

Dear  Mr.  Hunt:

     Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 4:00 p.m. eastern standard time, Thursday, June 1, 2006, or as soon thereafter as practicable.

     Additionally, Claron Ventures, Inc. (the "Company") acknowledges that:

     o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any comments or questions to our counsel, David M. Loev, Attorney at Law, at (713) 524-4110.


                                       Sincerely,

                                       Claron Ventures, Inc.

                                       /s/  Trevor Sali
                                       --------------------
                                       Trevor Sali
                                       Chief  Executive  Officer